EXHIBIT 4.0
DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

As of the date of the Annual Report on Form 10-K of which this exhibit is a part, Mattel, Inc. (the “Company,” “Mattel,” “we,” “our” or “us”) has one class of security registered under Section 12 of the Securities Exchange Act of 1934, as amended: our common stock, par value $1.00 per share (“common stock”).

Description of Common Stock
The following summary description of our common stock is based on the provisions of our Restated Certificate of Incorporation (the “Certificate of Incorporation”) and Amended and Restated Bylaws (the “Bylaws”), and the applicable provisions of the Delaware General Corporation Law (the “DGCL”). This description is not complete and is subject to, and is qualified in its entirety by reference to, our Certificate of Incorporation, Bylaws and the applicable provisions of the DGCL.
Authorized Shares
We have authorized 1,000,000,000 shares of common stock. The issued and outstanding shares of common stock are duly authorized, validly issued, fully paid and nonassessable.
Voting Rights
Unless otherwise provided in our Certificate of Incorporation or in the DGCL, or other applicable law, the holders of common stock of Mattel are entitled to voting rights for the election of directors and for other purposes, subject to voting rights which may in the future be granted to subsequently created series of preferred stock. Shares of our common stock do not have cumulative voting rights.
The Bylaws provide that at any meeting of stockholders for which a quorum is present each stockholder will have one vote for every share of stock entitled to vote which is registered in the name of the stockholder. In any uncontested election of directors (i.e., an election where the number of nominees does not exceed the number of directors to be elected), each nominee will be elected by the vote of the majority of the votes cast with respect to that director’s election. In cases where, as of the 10th day preceding the date we first mail notice for such meeting, the number of nominees exceeds the number of directors to be elected, each nominee to be elected must be elected by the vote of a plurality of the votes cast. All questions and other matters submitted to the stockholders (other than the election of directors) shall be determined by a majority of the votes cast, unless otherwise provided by the Certificate of Incorporation, these Bylaws or applicable law or, in the determination of the Board of Directors, the rules or regulations of any stock exchange applicable to the corporation or pursuant to any regulation applicable to the corporation or its securities.
Dividend and Liquidation Rights
The holders of outstanding shares of our common stock are entitled to receive dividends when and if declared by the Mattel Board out of any funds legally available therefor, and are entitled upon liquidation, after claims of creditors and preferences of any series of preferred stock hereafter authorized, to receive pro rata the net assets of Mattel. Holders of our common stock have no preemptive or conversion rights.
Certain Provisions Affecting Control of the Company
Certain provisions of our Certificate of Incorporation, Bylaws, and the DGCL may have the effect of delaying, deferring or preventing a change in control of Mattel, or of discriminating against an existing or prospective holder of our common stock as a result of such holder owning a substantial amount of our common stock.
Number and Election of Directors. The Bylaws provide that the Mattel Board will consist of one or more members as the Mattel Board will designate, with each director serving a one-year term. The Bylaws provide that whenever the number of directors of Mattel is increased between annual meetings of Mattel stockholders, a majority of the directors then in office have the power to elect the new directors for the balance of the term and until their successors are elected and qualified. Any decrease in the authorized number of directors will not become effective until the expiration of the term of the directors then in office unless at the time of the decrease there will be vacancies on the Mattel Board which are being eliminated by the decrease.

Special Meeting of Stockholders. The Bylaws provide that special meetings of the stockholders of Mattel for any purposes prescribed in the notice of meeting may be called by only the Mattel Board or the Chief Executive Officer of Mattel or, upon the written request, subject to compliance with the information requirements contained in the Bylaws, of one or more stockholders that together have continuously Owned (as defined in the Bylaws), for their own account on behalf of others, at least a 15% of the issued and outstanding common stock for at least one year prior to the date of such request.
Written Consent of Stockholders. The Certificate of Incorporation does not restrict the ability of the stockholders to take action without a meeting, without prior notice and without a vote if a consent in writing setting forth the action so taken will be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize the taking of such action at a meeting at which all shares entitled to vote thereon were present and voted.
Proposals and Nominations. The Bylaws provide that no proposals or nominations for director of Mattel by any person other than the Mattel Board or any committee thereof may be presented to any annual meeting of stockholders unless the person making the proposal or nomination is a record stockholder and has timely delivered a written notice to the Secretary of Mattel which complies with the information requirements contained in the Bylaws. In general, to be timely notice must be received by our Secretary during the period beginning 120 days and ending 90 days before the anniversary of the last annual meeting. However, if the date of the upcoming annual meeting is more than 30 days before or more than 60 days after the anniversary of the last annual meeting, or if no annual meeting was held in the preceding year, notice must be received by our Secretary during the period beginning 120 days before the upcoming annual meeting and ending on the later of 90 days before the upcoming annual meeting or 10 days after the first public announcement of such meeting date.
The Bylaws further provide that no proposals or nominations for director of Mattel by any person other than the Mattel Board may be presented to any special meeting of stockholders unless the proposal or nomination was stated in a valid special meeting request delivered as described above under “-Special Meeting of Stockholders.”
Proxy Access. The Bylaws permit any stockholder or group of up to 20 stockholders who have continuously Owned (as defined in the Bylaws) three percent or more of our outstanding common stock for at least three years to include up to a specified number of director nominees in our proxy materials for an annual meeting of stockholders. The maximum number of stockholder nominees permitted is the greater of two or 20% of the total number of directors on the last day a notice of nomination may be submitted.
Notice of a nomination pursuant to these proxy access provisions must be submitted to the Secretary of Mattel at our principal executive office no earlier than 150 days and no later than 120 days before the anniversary of the date that we mailed our proxy statement for the previous year’s annual meeting. The notice must contain certain information specified in the Bylaws.
Exclusive Forum. The Bylaws provide that, unless we otherwise select or agree in writing, to the fullest extent permitted by law, the following claims and actions must be brought in a Delaware state court (or a federal court in Delaware if no Delaware state court has jurisdiction):

•	any derivative action or proceeding;

•	any action asserting a breach of fiduciary duty by any of our directors, officers or other employees;

•	any action asserting a claim against us or any of our directors, officers or employees pursuant to the DGCL, the Certificate of Incorporation or the Bylaws;

•	any claims governed by the internal affairs doctrine; and

•	any other action asserting an internal corporate claim.
Blank Check Preferred Stock. Our Certificate of Incorporation provides for 3,000,000 shares of preferred stock and 20,000,000 shares of preference stock. The existence of authorized but unissued shares of preferred and preference stock may enable the Mattel Board to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, the Mattel Board determines that a takeover proposal is not in the best interests of Mattel, the Mattel Board could cause shares of preferred stock and/or preference stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquiror or insurgent stockholder or stockholder group. In this regard, the Certificate of Incorporation grants the Mattel Board broad power to establish the rights and preferences of authorized and unissued shares of preferred stock and preference stock. The issuance of shares of preferred stock and/or preference stock could decrease the amount of earnings and assets available for distribution to holders of common stock. The issuance may also adversely affect the rights and powers, including voting rights, of such holders and may have the effect of delaying, deterring or preventing a change in control of Mattel.

Delaware Anti-Takeover Statute. We are subject to Section 203 of the DGCL. This law prohibits a publicly held Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder unless:

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prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

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upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

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on or subsequent to the date of the transaction, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 of the DGCL defines “business combination” to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the corporation’s assets involving the interested stockholder;

•	in general, any transaction that results in the issuance or transfer by the corporation of any of its stock to the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.
In general, Section 203 of the DGCL defines an “interested stockholder” as an entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.
Listing; Exchange, Transfer Agent and Registrar
Our common stock is quoted on The Nasdaq Global Select Market under the symbol “MAT.” Our transfer agent is Computershare Trust Company, N.A.